UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Item 5.02.	Announcement of the Stepping Down of Han Jae (Patrick) Kim as Director of K Wave Media Ltd.

On July 5, 2025, Han Jae (Patrick) Kim notified K Wave Media Ltd. (the “Company”) of his decision to resign from his position as a member of the Company’s board of directors (the “Board”), effective immediately. Mr. Kim’s resignation from the Board was not the result of any disagreement with the Company. As a result of Mr. Kim’s resignation, the Board acted to immediately reduce the size of the Board from eight directors to seven directors.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: July 9, 2025	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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